ViRexx Medical Corp.
CHANGE OF AUDITOR NOTICE
Pursuant to National Instrument 51-102, Section 4.11

I.	Former Auditor

(a)	On September 24, 2007, PricewaterhouseCoopers LLP resigned as the auditor of ViRexx Medical Corp. on their own initiative.

(b)	The Audit Committee (and/or the Board of Directors) accepted the resignation of the auditor.

(c)
The auditor’s reports of PricewaterhouseCoopers LLP on the financial statements of ViRexx Medical Corp. for the two years ended December 31, 2006 and 2005 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

(d)	In connection with the audits for the two years ended December 31, 2006 and 2005 and through to September 24, 2007, there have been no reportable events, as defined in the National Instrument.

DATED at Edmonton, Alberta, this 4th day of October 2007

ViRexx Medical Corp.

per:  Erich Bam
     Chief Operating Officer